UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
            WASHINGTON, D.C. 20549
                                                     ---------------------
                   FORM 144                               SEC USE ONLY
                                                     ---------------------
   NOTICE OF PROPOSED SALE OF SECURITIES             Document Sequence No.
      PURSUANT TO RULE 144 UNDER THE
         SECURITIES ACT OF 1933                      ---------------------
                                                     CUSIP Number
ATTENTION: Transmit for filing 3 copies of
           this form concurrently with either        ---------------------
           placing an order with a broker to         Work Location
           execute sale or executing a sale
           directly with a market maker.             ---------------------

1 (a) NAME OF ISSUER                     Medicore, Inc.

  (b) IRS IDENT. NUMBER                  59-0941551

  (C) S.E.C. FILE NO.                    0-6906

  (d) ADDRESS OF ISSUER
      STREET                             2337 West 76th Street
      CITY                               Hialeah
      STATE                              Florida
      ZIP CODE                           33016

  (e) TELEPHONE NO.
      AREA CODE                          305
      NUMBER                             558-4000

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT
      THE SECURITIES ARE TO BE SOLD      Charles B. Waddell

  (b) IRS IDENT. NUMBER

  (c) RELATIONSHIP TO ISSUER             Director

  (D) ADDRESS
      STREET                             8 Garrell Grove
      CITY                               Kilsyth
      STATE                              Scotland
      ZIP CODE                           G65 9PT

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C.
              File Number.

--------------------------------------------------------------------------------------------------
      3(a)                          (b)                        SEC USE ONLY             (c)
  Title of the        Name and Address of Each Broker         --------------     Number of Shares
    Class of          Through Whom the Securities are          Broker-Dealer      or Other Units
   Securities        to be Offered or Each Market Maker        File Number          To be Sold
  To Be Sold          Who is Acquiring the Securities                            (See instr. 3(c))
--------------------------------------------------------------------------------------------------
    common            Strasbourger Pearson Tulcin Wolff Inc.
    stock             33 Whitehall St., New York, NY 10004                        5,000
--------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------
      (d)                  (e)                  (f)               (g)
   Aggregate         Number of Shares       Approximate       Name of Each
     Market           or Other Units       Date of Sale        Securities
     Value             Outstanding       (See instr. 3(f))      Exchange
(See instr. 3(d))   (See instr. 3(d))     (MO.  DAY  YR.)   (See instr. 3(g))
------------------------------------------------------------------------------

$10,450              6,753,943             12/18/2003        Nasdaq SmallCap
------------------------------------------------------------------------------

INSTRUCTIONS:

1.  (a)  Name of issuer
    (b)  Issuer's I.R.S. Identification Number
    (c)  Issuer's S.E.C. file number, if any
    (d)  Issuer's address, including zip code
    (e)  Issuer's telephone number, including area code

2.  (a)  Name of person for whose account the securities are to be sold
    (b) Such person's I.R.S. identification number, if such person is an entity
    (c) Such person's relationship to the issuer (e.g. officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
    (d)  Such person's address, including zip code

3.  (a)  Title of the class of securities to be sold
    (b) Name and address of each broker through whom the securities are intended to be sold
    (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
    (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
    (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
    (f)  Approximate date on which the securities are to be sold
    (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                   TABLE I - SECURITIES TO BE SOLD

          Furnish the following information with respect to the
           acquisition of the securities to be sold and with
        respect to the payment of all or any part of the purchase
               price or other consideration therefore:


---------------------------------------------------------------------------------------------------
                                                Name of Person
                                                 Whom Acquired      Amount of
Title of    Date you   Name of Acquisition    (If gift, also give   Securities   Date of  Nature of
the Class   Acquired       Transaction        date donor acquired)  Acquired     Payment   Payment
---------------------------------------------------------------------------------------------------

common
stock        6/27/01     stock award            issuer                25,000       6/27/01  services
---------------------------------------------------------------------------------------------------


INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the con-sideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

         TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

      Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold:


---------------------------------------------------------------------------------------------------
                                                                      Amount of
Name and Address of Seller  Title of Securities Sold  Date of Sale  Securities Sold  Gross Proceeds
---------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------

REMARKS:   NONE

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Informa-tion is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

                         December 17, 2003
                    -------------------------------
                          DATE OF NOTICE

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

                    /s/ Charles B. Waddell
                    -------------------------------
                            (SIGNATURE)

The notice shall be signed by the person for whose account the securi-ties are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE
         FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 101)